FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

For the month of                        April, 2004
                 ---------------------------------------------------------------




                                TECHNOPRISES LTD.
                    (formerly known as BVR Technologies Ltd.)
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

           Raoul Wallenberg 12, Ramat Hachayal, Tel Aviv 69719 Israel
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F  |X|                     Form 40-F   |_|

         Effective as of April 25, 2004, BVR Technologies Ltd., an Israeli corporation, has changed its corporate name to Technoprises Ltd. (the "Company").

         This Form 6-K consists of a copy of a Press Release dated April 21, 2004 from the Company with respect to among other matters, the completion of a private placement offering.

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                TECHNOPRISES LTD.
                                (Registrant)

                                By: /s/ Adam Ofek
                                    ---------------------------------
                                    Adam Ofek
                                    President

Dated: April 27, 2004

                              [LOGO] Technoprises

                                                           FOR IMMEDIATE RELEASE

         BVR TECHNOLOGIES SUCCESSFULLY COMPLETES AN ADDITIONAL $2.3M OF
                              NEW EQUITY FINANCING

                                       ---

                  Announces New Additions to Board of Directors

                                       ---

                      Company Name and Ticker Symbol Change

TEL AVIV, Israel, April 21, 2004 - BVR Technologies Ltd. (OTCBB: BVRTF), a global provider of end-to-end cross-media integration for "seamless computing", today announced it has finalized the sale of 22,5000,000 shares of common stock for $2,250,000 in a private placement to a group of institutional investors.

In addition, the Company issued to the investors Class A, B and C purchase warrants, each of which is exercisable to purchase an equivalent number of shares of common stock as were purchased by that investor in the private placement. The per share warrant exercise prices are: $.20 for the A warrant; $.35 for the B warrant and $.50 for the C warrant.

"Our ability to secure additional working capital through the successful completion of this private equity placement, underscores confidence in our new approach of end-to-end content integration," said Prosper Abitbol, Chairman and CEO of the Company. "The net proceeds from this offering will provide the necessary working capital to secure future large scale programs and continue the growth of our company."

All warrants are first exercisable on the earlier of 65 days after the closing of the private placement transaction or the actual date that a registration statement registering the investors' shares has been declared effective by the SEC. The A warrants will be exercisable until approximately eight (8) months after effectiveness of that registration statement. Each of the B warrants and C warrants are exercisable until a date approximately thirty-six (36) months after the closing of the private placement. All warrants are subject to certain limitations on their exercise. In addition, a C warrant may be exercised only to the same proportion as the holder has actually exercised an A warrant. The Company has agreed to file a registration statement to register the shares (including the warrant shares) for resale by the investors.

BVR announced the appointment of three independent directors to its Board. Joining Prosper Abitbol, Chairman and CEO and Adam Ofek, President of BVR, are:
Michel Habib, Director of Business Development for Elron (Nasdaq ELRN); Stephen
J. Kohn, Managing Partner of Presidio Strategic Finance, was among other position National Director of the US Financial Services and Global Consulting practices at Ernst & Young; and Jerry Cahn, Founder and Chief Executive of Presentation Excellence, a full-service presentation-related consulting firm based in New York.

"Our independent Directors will enable the Board to intelligently guide and strengthen our Company. Their expertise in global financing and the IT/Telecom industry is of great value in the context of BVR's global business activities and long-term growth objectives," said Mr. Abitbol.

In addition, BVR announced that it intends to change its name to Technoprises Ltd. as soon as the necessary governmental filings are completed.

About BVR Technologies Ltd.

BVR's subsidiary, TechnoCross Ltd., is a global provider of end-to-end cross-media integration for "seamless computing." TechnoCross was formed through the strategic roll-up of companies to optimize synergies of their respective businesses. TechnoCross has seven patent applications - six are pending and one was approved in 2003; it also has the exclusive license rights to a patent for InfoStyle - a technology to distribute targeted media to customers based on a profile of up to 28 unique ways of processing information. The Company's other subsidiaries are TCM, which includes Watchow and TVgate, and Coresma. For more information visit, www.technoprises.com or www.tcrossmedia.com.

Safe Harbor

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR Technologies only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR's affiliates' products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR Technologies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR's reports filed from time to time with the Securities and Exchange Commission.). This press release is available at www.technoprises.com and www.portfoliopr.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such states. Any offering of the securities under the resale registration statement will only be by means of a prospectus.

CONTACTS:
BVRT:             Adam Ofek
                  President
                  + 972 54 6 207050 NEW GLOBAL CELL
                  adam@aprosandchay.com

PortfolioPR:      Jerry Cahn / Dahlia Bailey
                  (212) 736-9224
                  jcahn@portfoliopr.com / dbailey@portfoliopr.com